Exhibit 99.1

Copernic Inc. Announces 2010 Second Quarter Results

Quebec City, Canada, August 10, 2010 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the second quarter ended June 30, 2010 (‘‘Q2 2010’’). Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenues from continuing operations were $0.41 million for Q2 2010, the same as for Q2 2009.

▪	Gross margin from continuing operations in Q2 2010 was 98% compared to 96% for Q2 2009.

▪
Expenses from continuing operations in the second quarter of 2010 were at $0.87 million compared to 1.2 million in the comparable period in 2009. During Q2 2010, an amount of $0.12 million was spent in relation with potential business acquisitions. Excluding these fees, expenses for Q2 2010 amounted to 0.75 million. The Company continues its effort to reduce its costs and maintains its cost reduction plan.

▪	Net loss from continuing operations in Q2 2010 was $0.5 million ($0.22 per share) compared to a net loss of $0.38 million ($0.18 per share) for the same period in 2009.

▪	Liquidities sufficient to meet normal operating requirements until end of 2010 were at $2.5 million as of June 30, 2010, compared to $4.8 million as of June 30, 2009.

Recent Highlights

▪
As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (‘‘Fanotech’’) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. This transaction was conditional amongst other things to the closing of the Sunbay transaction and the private placement previously announced on January 29, 2010, which did not closed on April 30, as previously agreed. Therefore the Company announced on June 3, 2010 that discussions involving the acquisition of Fanotech, Sunbay Canada and the private placement were terminated.

▪
On June 30, 2009, the Company concluded a $5,000,000 transaction for the disposal of its search / media segment with Empresario. The payment terms of this transaction were renegotiated and signed on November 12, 2009 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. During Q1 and Q2 2010, the purchaser was $300,000 short on the $600,000 payments scheduled for these quarters and was in default in his obligations. Based on this failure to pay, management renegotiated a new agreement with the purchaser. On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale into a debenture which shall mature on August 10, 2011. The debenture will not bear interest until maturity or upon default and no instalment payments would be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the

Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010.

“Unfavorable economic conditions have also impacted on Empresario’s ability to pay, thereby necessitating a change of payment terms offset by an improvement in our security instruments. However in the last 12 months, Empresario did manage to pay $700,000. In addition, our unfavourable sales results continue to mitigate against our cost improvement programs, leading management to explore other alternatives to improve shareholder value”, stated Mr. Marc Ferland, President and CEO of Copernic.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com. With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1271
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheet

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)	As at June 30, 2010	As at December 31, 2009
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash	594,039	465,949
Temporary investments	1,956,330	3,504,930
Accounts receivable	272,831	256,110
Income taxes receivable	213,305	337,802
Balance of sale receivable	-	655,131
Prepaid expenses	323,945	118,149
Other assets	2,900,637	-
	6,261,087	5,338,071
Balance of sale receivable	-	3,694,060
Property and equipment	93,333	115,110
Intangible assets	165,859	202,597
Goodwill	3,362,003	3,362,003
	9,882,282	12,711,841
Liabilities
Current liabilities
Accounts payable and accrued liabilities	661,424	1,010,140
Deferred revenue	122,723	103,668
Deferred rent	569	1,534
Current portion of obligations under capital leases	15,495	50,630
	800,211	1,165,972
Obligations under capital leases	10,591	7,906
Future income taxes	36,577	45,146
Commitments
Shareholders’ equity
Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,913 (2,091,437 as at December 31, 2009) common shares	96,557,218	96,556,485
Contributed Surplus	5,928,600	5,853,737
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(94,012,052)	(91,478,542)
	9,034,903	11,492,817
	9,882,282	12,711,841

Copernic Inc.
Condensed Consolidated Statements of Operations
(unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended June 30,		For the three months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues	724,692	926,790	413,057	413,360
Cost of revenues	17,181	29,443	8,939	16,243
Gross Margin	707,511	897,347	404,118	397,117
Expenses
Marketing, sales and services	298,469	285,150	144,175	120,912
General and administration	1,170,976	1,146,610	570,164	531,932
Product development and technical support	461,910	556,941	186,983	280,367
Amortization of property and equipment	31,247	54,231	13,817	28,235
Amortization of intangible assets	38,837	355,864	19,534	178,106
Gain on disposal of property and equipment	(2,827)	-	(2,827)	-
Gain on disposal of intangible assets	(9,960)	-	(9,960)	-
Restructuring charges	-	25,622	-	5,210
Interest and other income	(223,947)	(23,682)	(72,785)	(9,263)
Gain on disposal of an investment	-	(169,239)	-	-
Loss on foreign exchange	41,614	10,008	22,479	17,993
	1,806,319	2,241,505	871,580	1,153,492
Loss from continuing operations before income taxes and discontinued operations	(1,098,808)	(1,344,158)	(467,462)	(756,375)

Current income taxes	-	1,498	-	-
Future income taxes	(8,569)	(558,645)	(4,284)	(379,691)
	(8,569)	(557,147)	(4,284)	(379,691)
Loss from continuing operations	(1,090,239)	(787,011)	(463,178)	(376,684)
Results of discontinued operations, net of income taxes	(1,443,271)	4,424,926	(1,443,271)	4,144,769
Net income (loss) for the period	(2,533,510)	3,637,915	(1,906,449)	3,768,085
Basic and diluted loss / share - continuing operations	(0.52)	(0.38)	(0.22)	(0.18)
Basic and diluted earnings (loss) / share - discontinued operations	(0.69)	2.12	(0.69)	1.98
Basic and diluted net earnings (loss) / share	(1.21)	1.74	(0.91)	1.80

Copernic Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended June 30,		For the three months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(1,090,239)	(787,011)	(463,178)	(376,684)
Adjustments for
Amortization of property and equipment	31,247	54,231	13,817	28,235
Amortization of intangible assets	38,837	355,864	19,534	178,106
Employee stock-based compensation	74,863	55,226	53,651	29,681
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposition of intangible	(9,960)	-	(9,960)	-
Future income taxes	(8,569)	(558,645)	(4,284)	(379,691)
Accreted interest on balance of sale receivable	(217,603)	-	(70,413)	-
Unrealized loss (gain) on foreign exchange	164	3,706	(955)	5,744
Net change in non-cash working capital items	(428,646)	41,371	(410,316)	(165,588)
Cash used for operating activities from continuing operations	(1,609,906)	(1,004,497)	(872,104)	(680,197)
Cash provided by (used for) discontinued operations	(4,984)	583,704	(4,984)	303,092
Cash used for operations	(1,614,890)	(420,793)	(877,088)	(377,105)

Investing activities
Increase in other assets	(65,637)	-	(65,637)	-
Proceeds on the disposal of an investment	-	169,239	-	-
Proceeds on the disposal of an intangible	9,960	-	9,960	-
Purchase of intangible assets	(2,099)	(3,224)	(326)	(2,622)
Purchase of property and equipment	(3,357)	(23,474)	(1,007)	(12,549)
Net decrease in temporary investments	-	3,005,227	-	4,006,563
Cash provided by (used for) continuing operations	(61,133)	3,147,768	(57,010)	3,991,392
Cash provided by discontinued operations	293,507	-	48,390	-
Cash provided by (used for) investing activities	232,374	3,147,768	(8,620)	3,991,392

Financing activities
Issuance of capital stock	733	-	-	-
Repayment of obligations under capital leases	(38,727)	(27,543)	(20,217)	(14,056)
Cash used for financing activities	(37,994)	(27,543)	(20,217)	(14,056)
Net change in cash and cash equivalents during the period	(1,420,510)	2,699,432	(905,925)	3,600,231
Cash and cash equivalents – Beginning of period	3,970,879	2,067,705	3,456,294	1,166,906
Cash and cash equivalents – End of period	2,550,369	4,767,137	2,550,369	4,767,137
Cash and cash equivalents comprise:
Cash	594,039	766,782	594,039	766,782
Temporary investments	1,956,330	4,000,355	1,956,330	4,000,355
	2,550,369	4,767,137	2,550,369	4,767,137
Supplemental cash flow information - continuing operations
Cash paid for interest	3,206	4,999	1,539	2,436
Cash paid for income taxes	-	1,498	-	-